
August 10, 2009

By Facsimile and U.S. Mail

Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900-Rio de Janeiro, RJ, Brazil

>   **Re: Companhia Vale do Rio Doce**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed April 28, 2009**
>   **File No. 001-15030**

Dear Mr. Barbosa:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Results of Operations-2008 Compared to 2007, page 91

Income Taxes, page 97

1.   We note your disclosure specifying several factors as to why your effective tax rate on pre-tax income for the year ended December 31, 2008 is 4%. Please tell us and disclose if you expect the trend of an effective tax rate that is substantially lower than the statutory rate to continue. In addition, please specify which of the

non-Brazilian subsidiaries have a materially different rate than your 34% statutory rate.

Financial Statements

Note 3. Summary of significant accounting policies, page F-9

(d) – Inventories, page F-9

2.   We note your disclosure that indicates you account for stockpiled inventories as "processed" when they are removed from the mine. Please clarify if your policy further attributes additional conversion costs and depreciation to these stockpiled inventories as they are converted into finished goods.

Note 6. Income Taxes, page F-14

3.   Please clarify how you account for the potential tax impact associated with your undistributed earnings of foreign subsidiaries. Refer to APB 23.

Note 12. Investments in Affiliated Companies and Joint Ventures, page F-19

4.   With respect to each of your investments included in this tabular disclosure, please tell us if they are accounted for in accordance with APB 18, SFAS 115, SFAS 159 or some other pronouncement. In doing so, please tell us how you concluded that the related accounting treatment and classification on your financial statements was appropriate.

Note 13. Impairment of goodwill, page F-20

5.   We note your disclosure that indicates in the case of Vale Inco goodwill has been allocated by you to the "finished products" and "intermediate products" reporting units. Please explain to us the nature of these reporting units. In addition, please clarify if your allocation of goodwill related to this acquisition included goodwill attributed to mine reporting units.

Note 22. Fair Value Disclosure of Financial Assets and Liabilities, page F-35

6.   We note your disclosure on page F-35, which specifies that you hold $2,408 million of available-for-sale securities as of December 31, 2008. Please clarify if this disclosure references the $2,308 million of short-term investments disclosed on the face of your balance sheet as of December 31, 2008. If the disclosure on page F-35 is meant to reference the $2,408 million of investments in affiliated companies, joint ventures and other investments reflected on the face of your

balance sheet as of December 31, 2008, please clarify why you have characterized all of your investments in affiliated companies, joint ventures and other investments as available-for-sale securities. Finally, please provide the disclosure requirements of paragraphs 19-22 of SFAS 115 for all of your short-term investments as well as your available-for-sale securities including those disclosed in Note 12.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief